Exhibit 23.(a)
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 16, 2009 with respect to the consolidated balance sheets of Berkshire Hills Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the Annual Report on Form 10-K of Berkshire Hills Bancorp, Inc. for the year ended December 31, 2008. We also consent to the reference to us under the heading “Experts” in the Prospectus included in this Registration Statement.
/s/ Wolf & Company, P.C.
Boston, Massachusetts
November 23, 2009